Exhibit 99.1

Manchester United plc

Interim report (unaudited) for the three months

ended 30 September 2017

Contents

Management’s discussion and analysis of financial condition and results of operations	2

Interim consolidated income statement for the three months ended 30 September 2017 and 2016	10

Interim consolidated statement of comprehensive income for the three months ended 30 September 2017 and 2016	11

Interim consolidated balance sheet as of 30 September 2017, 30 June 2017 and 30 September 2016	12

Interim consolidated statement of changes in equity for the three months ended 30 September 2017, the nine month period ended 30 June 2017 and the three month period ended 30 September 2016	14

Interim consolidated statement of cash flows for the three months ended 30 September 2017 and 2016	15

Notes to the interim consolidated financial statements	16

Manchester United plc

Management’s discussion and analysis of financial condition and results of operations

GENERAL INFORMATION AND FORWARD-LOOKING STATEMENTS

The following Management’s discussion and analysis of financial condition and results of operations should be read in conjunction with the interim consolidated financial statements and notes thereto included as part of this report. This report contains forward-looking statements. You should not place undue reliance on such statements because they are subject to numerous risks and uncertainties relating to Manchester United plc’s (“the Company”) operations and business environment, all of which are difficult to predict and many are beyond the Company’s control. Forward-looking statements include information concerning the Company’s possible or assumed future results of operations, including descriptions of its business strategy. These statements often include words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar expressions. The forward-looking statements contained in this interim report are based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. You should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual financial results or results of operations and could cause actual results to differ materially from those in these forward-looking statements. These factors are more fully discussed in the “Risk Factors” section and elsewhere in the Company’s Annual Report on Form 20-F for the year ended 30 June 2017, as filed with the Securities and Exchange Commission on 13 October 2017 (File No. 001-35627).

GENERAL

Manchester United is one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth. Through our 139-year heritage we have won 66 trophies, including a record 20 English league titles, enabling us to develop what we believe is one of the world’s leading sports brands and a global community of 659 million followers. Our large, passionate community provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, broadcasting and matchday. We attract leading global companies such as adidas, Aon and General Motors (Chevrolet) that want access and exposure to our community of followers and association with our brand.

RESULTS OF OPERATIONS

Three months ended 30 September 2017 as compared to the three months ended 30 September 2016

	Three months ended 30 September (in £ millions)
	2017	2016	% Change 2017 over 2016
Revenue	141.0	120.2	17.3%
Commercial revenue	80.5	74.3	8.3%
Broadcasting revenue	38.1	29.1	30.9%
Matchday revenue	22.4	16.8	33.3%
Total operating expenses	(143.1)	(122.2)	17.1%
Employee benefit expenses	(69.9)	(62.3)	12.2%
Other operating expenses	(34.5)	(26.7)	29.2%
Depreciation	(2.6)	(2.4)	8.3%
Amortization	(36.1)	(30.8)	17.2%
Profit on disposal of intangible assets	17.3	8.2	111.0%
Net finance costs	(0.8)	(5.9)	(86.4)%
Tax (expense)/credit	(6.5)	0.9	—

Revenue

Consolidated revenue for the three months ended 30 September 2017 was £141.0 million, an increase of £20.8 million, or 17.3%, over the three months ended 30 September 2016, as a result of an increase in revenue in our commercial, broadcasting and matchday sectors, as described below.

Commercial revenue

Commercial revenue for the three months ended 30 September 2017 was £80.5 million, an increase of £6.2 million, or 8.3%, over the three months ended 30 September 2016.

•                  Sponsorship revenue for the three months ended 30 September 2017 was £53.2 million, an increase of £6.3 million, or 13.4%, over the three months ended 30 September 2016, primarily due to playing a greater number of Tour matches. This quarter includes £2.0 million of mobile and content revenue (prior year quarter £2.5 million) previously shown separately in commercial revenue;

•                  Retail, Merchandising, Apparel & Product Licensing revenue for the three months ended 30 September 2017 was £27.3 million, a decrease of £0.1 million, or 0.4%, over the three months ended 30 September 2016.

Broadcasting revenue

Broadcasting revenue for the three months ended 30 September 2017 was £38.1 million, an increase of £9.0 million, or 30.9%, over the three months ended 30 September 2016, primarily due to participation in the UEFA Champions League, playing one additional PL home game and participation in the UEFA Super Cup final, partially offset by one fewer PL game broadcast live.

Matchday revenue

Matchday revenue for the three months ended 30 September 2017 was £22.4 million, an increase of £5.6 million, or 33.3% over the three months ended 30 September 2016, primarily due to playing two additional home games across all competitions.

Total operating expenses

Total operating expenses (defined as employee benefit expenses, other operating expenses, depreciation, amortization and exceptional items) for the three months ended 30 September 2017 were £143.1 million, an increase of £20.9 million, or 17.1%, over the three months ended 30 September 2016.

Employee benefit expenses

Employee benefit expenses for the three months ended 30 September 2017 were £69.9 million, an increase of £7.6 million, or 12.2%, over the three months ended 30 September 2016, primarily due to player salary uplifts due to participation in the UEFA Champions League.

Other operating expenses

Other operating expenses for the three months ended 30 September 2017 were £34.5 million, an increase of £7.8 million, or 29.2%, over the three months ended 30 September 2016, primarily due to playing a greater number of Tour matches and playing two additional games across all competitions.

Depreciation

Depreciation for the three months ended 30 September 2017 was £2.6 million, an increase of £0.2 million, or 8.3%, over the three months ended 30 September 2016.

Amortization

Amortization, primarily of players’ registrations, for the three months ended 30 September 2017 was £36.1 million, an increase of £5.3 million, or 17.2%, over the three months ended 30 September 2016. The unamortized balance of registrations at 30 September 2017 was £378.4 million.

Profit on disposal of intangible assets

Profit on disposal of intangible assets for the three months ended 30 September 2017 was £17.3 million compared to a profit of £8.2 million for the three months ended 30 September 2016. The profit on disposal of intangible assets for the three months ended 30 September 2017 primarily related to the disposal of Januzaj (Real Sociedad) and sell on fees relating to former players.

Net finance costs

Net finance costs for the three months ended 30 September 2017 were £0.8 million, a decrease of £5.1 million, or 86.4%, over the three months ended 30 September 2016, due to foreign exchange gains on unhedged USD borrowings.

Tax

The tax expense for the three months ended 30 September 2017 was £6.5 million, compared to a credit of £0.9 million for the three months ended 30 September 2016.

LIQUIDITY AND CAPITAL RESOURCES

Our primary cash requirements stem from the payment of transfer fees for the acquisition of players’ registrations, capital expenditure for the improvement of facilities at Old Trafford and the Aon Training Complex, payment of interest on our borrowings, employee benefit expenses, other operating expenses and dividends on our Class A ordinary shares and Class B ordinary shares. Historically, we have met these cash requirements through a combination of operating cash flow and proceeds from the transfer fees from the sale of players’ registrations. Our existing borrowings primarily consist of our secured term loan facility and our senior secured notes. Additionally, although we have not needed to draw any borrowings under our revolving facility since 2009, we have no intention of retiring our revolving facility and may draw on it in the future in order to satisfy our working capital requirements. We manage our cash flow interest rate risk where appropriate using interest rate swaps. Such interest rate swaps have the economic effect of converting borrowings from floating to fixed rates. We have US dollar borrowings that we use to hedge our US dollar commercial revenue exposure. We continue to evaluate our financing options and may, from time to time, take advantage of opportunities to repurchase or refinance all or a portion of our existing indebtedness to the extent such opportunities arise.

We currently intend to continue paying regular semi-annual cash dividends on our Class A ordinary shares and Class B ordinary shares of $0.09 per share from our operating cash flows. The declaration and payment of any future dividends, however, will be at the sole discretion of our board of directors or a committee thereof, and our expectations and policies regarding dividends are subject to change as our business needs, capital requirements or market conditions change.

Our business generates a significant amount of cash from our matchday revenues and commercial contractual arrangements at or near the beginning of our fiscal year, with a steady flow of other cash received throughout the fiscal year. In addition, we generate a significant amount of our cash through advance receipts, including season tickets (which include general admission season tickets and seasonal hospitality tickets), most of which are received prior to the end of June for the following season. Our broadcasting revenue from the Premier League and UEFA are paid periodically throughout the season, with primary payments made in late summer, December, January and the end of the football season. Our sponsorship and other commercial revenue tends to be paid either quarterly or annually in advance. However, while we typically have a high cash balance at the beginning of each fiscal year, this is largely attributable to deferred revenue, the majority of which falls under current liabilities in the consolidated balance sheet, and this deferred revenue is unwound through the income statement over the course of the fiscal year. Over the course of a year, we use our cash on hand to pay employee benefit expenses, other operating expenses, interest payments and other liabilities as they become due. This typically results in negative working capital movement at certain times during the year. In the event it ever became necessary to access additional operating cash, we also have access to cash through our revolving facility. As of 30 September 2017, we had no borrowings under our revolving facility.

We also maintain a mixture of long-term debt and capacity under our revolving facility in order to ensure that we have sufficient funds available for short-term working capital requirements and for investment in the playing squad and other capital projects.

Our cost base is more evenly spread throughout the fiscal year than our cash inflows. Employee benefit expenses and fixed costs constitute the majority of our cash outflows and are generally paid throughout the 12 months of the fiscal year. Our working capital levels tend to be at their lowest in November, in advance of Premier League and, if applicable, UEFA broadcasting receipts in December.

In addition, transfer windows for acquiring and disposing of registrations occur in January and the summer. During these periods, we may require additional cash to meet our acquisition needs for new players and we may generate additional cash through the sale of existing registrations. Depending on the terms of the agreement, transfer fees may be paid or received by us in multiple installments, resulting in deferred cash paid or received. Although we have not historically drawn on our revolving facility during the summer transfer window, if we seek to acquire players with values substantially in excess of the values of players we seek to sell, we may be required to draw on our revolving facility to meet our cash needs.

Acquisition and disposal of registrations also affects our trade receivables and payables, which affects our overall working capital. Our trade receivables include accrued income from sponsors as well as transfer fees receivable from other football clubs, whereas our trade payables include transfer fees and other associated costs in relation to the acquisition of registrations.

Cash Flow

The following table summarizes our cash flows for the three months ended 30 September 2017 and 2016:

	Three months ended 30 September (in £ millions)
	2017	2016
Cash flows from operating activities
Cash generated from operations	26.9	63.8
Net interest paid	(7.8)	(7.7)
Tax paid	(1.2)	(3.5)
Net cash generated from operating activities	17.9	52.6
Cash flows from investing activities
Payments for property, plant and equipment	(4.4)	(1.6)
Payments for investment property	—	(0.6)
Payments for intangible assets	(117.1)	(158.8)
Proceeds from sale of intangible assets	32.2	36.1
Net cash used in investing activities	(89.3)	(124.9)
Cash flows from financing activities
Repayment of borrowings	(0.1)	(0.1)
Net cash used in financing activities	(0.1)	(0.1)
Net decrease in cash and cash equivalents(1)	(71.5)	(72.4)

(1) Excludes the effects of exchange rate changes on cash and cash equivalents.

Net cash generated from operating activities

Net cash generated from operations represents our operating results and net movements in our working capital. Our working capital is generally impacted by the timing of cash received from the sale of tickets and hospitality and other matchday revenues, broadcasting revenue from the Premier League and UEFA and sponsorship and other commercial revenue. Cash generated from operations for the three months ended 30 September 2017 produced a cash inflow of £26.9 million, a decrease of £36.9 million from a cash inflow of £63.8 million for the three months ended 30 September 2016.

Additional changes in net cash generated from operating activities generally reflect our finance costs. We currently pay fixed rates of interest on our senior secured notes and variable rates of interest on our secured term loan facility. We have entered into an interest rate swap which has the economic effect of converting interest on our secured term loan facility from variable rates to a fixed rate. Our revolving facility is also subject to variable rates of interest. Net cash generated from operating activities for the three months ended 30 September 2017 was £17.9 million, a decrease of £34.7 million from net cash generated of £52.6 million for the three months ended 30 September 2016.

Net cash used in investing activities

Capital expenditure for the acquisition of intangible assets as well as for improvements to property, principally at Old Trafford and the Aon Training Complex, are funded through cash flow generated from operations, proceeds from the sale of intangible assets and, if necessary, from our revolving facility. Capital expenditure on the acquisition, disposal and trading of intangible assets tends to vary significantly from year to year depending on the requirements of our first team, overall availability of players, our assessment of their relative value and competitive demand for players from other clubs. By contrast, capital expenditure on the purchase of property, plant and equipment tends to remain relatively stable as we continue to make improvements at Old Trafford and invest in the expansion of our training facility, the Aon Training Complex.

Net cash used in investing activities for the three months ended 30 September 2017 was £89.3 million, a decrease of £35.6 million from £124.9 million for the three months ended 30 September 2016.

For the three months ended 30 September 2017, net capital expenditure on property, plant and equipment and investment property was £4.4 million, an increase of £2.2 million from net expenditure of £2.2 million for the three months ended 30 September 2016.

For the three months ended 30 September 2017, net capital expenditure on intangible assets was £84.9 million, a decrease of £37.8 million from net expenditure of £122.7 million for the three months ended 30 September 2016.

Net cash used in financing activities

Net cash used in financing activities for the three months ended 30 September 2017 was £0.1 million, consistent with the three months ended 30 September 2016.

Indebtedness

Our primary sources of indebtedness consist of our secured term loan facility and our senior secured notes. As part of the security for our secured term loan facility, our senior secured notes and our revolving facility, substantially all of our assets are subject to liens and mortgages.

Description of principal indebtedness

Secured term loan facility

Our wholly-owned finance subsidiary, MU Finance plc, has a secured term loan facility with Bank of America, N.A. As of 30 September 2017 the sterling equivalent of £165.3 million (net of unamortized issue costs of £2.4 million) was outstanding. The outstanding principal amount was $225.0 million. We have the option to repay the loan at any time. The remaining balance of the loan is repayable on 26 June 2025.

Loans under the secured term loan facility bear interest at a rate per annum equal to US dollar LIBOR (provided that if the rate is less than zero, LIBOR shall be deemed to be zero) plus the applicable margin. The applicable margin, if no event of default has occurred and is continuing, means the following:

Total net leverage ratio (as defined in the secured term loan facility agreement)	Margin % (per annum)
Greater than 3.5	1.75
Greater than 2.0 but less than or equal to 3.5	1.50
Less than or equal to 2.0	1.25

While any event of default is continuing, the applicable margin shall be the highest level set forth above.

Our secured term loan facility is guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited, Manchester United Football Club Limited and MU Finance plc and secured against substantially all of the assets of those entities.

The secured term loan facility contains a financial maintenance covenant  requiring us to maintain consolidated profit/loss for the period before depreciation, amortization of, and profit on disposal of, intangible assets, exceptional items, net finance costs, and tax (“EBITDA”) of not less than £65 million for each 12 month testing period. We are able to claim certain dispensations from complying with the consolidated EBITDA floor up to twice (in non-consecutive years) during the life of the secured term loan facility if we fail to qualify for the first round group stages (or its equivalent from time to time) of the UEFA Champions League. The covenant is tested on a quarterly basis and we were in compliance for the quarter ended 30 September 2017.

Senior secured notes

Our wholly-owned finance subsidiary, MU Finance plc, issued $425 million in aggregate principal amount of 3.79% senior secured notes due 2027. As of 30 September 2017 the sterling equivalent of £312.8 million (net of unamortized issue costs of £4.0 million) was outstanding. The outstanding principal amount was $425.0 million. The notes mature on 25 June 2027.

The notes are guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited and Manchester United Football Club Limited and are secured against substantially all of the assets of those entities.

The note purchase agreement governing the notes contains a financial maintenance covenant requiring us to maintain consolidated profit/loss for the period before depreciation, amortization of, and profit on disposal of, intangible assets, exceptional items, net finance costs, and tax (“EBITDA”) of not less than £65 million for each 12 month testing period. We are able to claim certain dispensations from complying with the consolidated EBITDA floor up to twice (in non-consecutive years) during the life of the notes if we fail to qualify for the first round group stages (or its equivalent from time to time) of the UEFA Champions League. The covenant is tested on a quarterly basis and we were in compliance for the quarter ended 30 September 2017.

The note purchase agreement governing the notes contains events of default typical for securities of this type, as well as customary covenants and restrictions on the activities of Red Football Limited and each of Red Football Limited’s subsidiaries, including, but not limited to, the incurrence of additional indebtedness; dividends or distributions in respect of capital stock or certain other restricted payments or investments; entering into agreements that restrict distributions from restricted subsidiaries; the sale or disposal of assets, including capital stock of restricted subsidiaries; transactions with affiliates; the incurrence of liens; and mergers, consolidations or the sale of substantially all of Red Football Limited’s assets. The covenants in the note purchase agreement governing the notes are subject to certain thresholds and exceptions described in the note purchase agreement governing the notes.

The notes may be redeemed in part, in an amount not less than 5% of the aggregate principal amount of the notes then outstanding, or in full, at any time at 100% of the principal amount plus a “make-whole” premium of an amount equal to the discounted value (based on the US Treasury rate) of the remaining interest payments due on the notes up to 25 June 2027.

Revolving facility

Our revolving facilities agreement allows MU Finance plc (or any direct or indirect subsidiary of Red Football Limited that becomes a borrower thereunder) to borrow up to £125 million, plus (subject to certain conditions) the ability to incur a further £25 million by way of incremental facilities, from a syndicate of lenders with Bank of America Merrill Lynch International Limited as agent and security trustee. As of 30 September 2017, we had no outstanding borrowings and had £125 million (exclusive of capacity under the incremental facilities) in borrowing capacity under our revolving facilities agreement.

Our revolving facility is scheduled to expire on 26 June 2021 (although it may be possible for any subsequent incremental facility thereunder to expire at a later date). Any amount still outstanding at that time will be due in full immediately on the applicable expiry date.

Our revolving facility is guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited, Manchester United Football Club Limited and MU Finance plc and secured against substantially all of the assets of those entities.

Alderley facility

The Alderley facility consists of a bank loan to Alderley Urban Investments Limited, a subsidiary of Manchester United Limited. The loan attracts interest at LIBOR plus 1%. As of 30 September 2017, £4.1 million was outstanding under the Alderley facility, £0.5 million of the loan is repayable in quarterly installments through July 2018, and the remaining balance of £3.6 million is repayable at par on 9 July 2018. The loan is secured against the Manchester International Freight Terminal which is owned by Alderley Urban Investments Limited.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We do not conduct research and development activities.

OFF BALANCE SHEET ARRANGEMENTS

Transfer fees payable

Under the terms of certain contracts with other football clubs in respect of player transfers, additional amounts would be payable by us if certain specific performance conditions are met. We estimate the fair value of any contingent consideration at the date of acquisition based on the probability of conditions being met and monitor this on an ongoing basis. The maximum additional amount that could be payable as of 30 September 2017 is £61.7 million.

Transfer fees receivable

Similarly, under the terms of contracts with other football clubs for player transfers, additional amounts would be payable to us if certain specific performance conditions are met. In accordance with the recognition criteria for contingent assets, such amounts are only disclosed by the Company when probable and recognised when virtually certain. As of 30 September 2017, we believe receipt of £2.4 million to be probable.

Other commitments

In the ordinary course of business, we enter into operating lease commitments and capital commitments. These transactions are recognised in the consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), and are more fully disclosed therein.

As of 30 September 2017, we had not entered into any other off-balance sheet transactions.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual Obligations

The following table summarizes our contractual obligations as of 30 September 2017:

	Payments due by period(1)
	Less than 1 year	1-3 years	3-5 years	More than five years	Total
	(in £ thousands)
Long-term debt obligations(2)	18,845	40,415	36,765	559,060	655,085
Finance lease obligations	—	—	—	—	—
Operating lease obligations(3)	1,880	3,595	162	3,927	9,564
Purchase obligations(4)	196,413	69,557	4,068	—	270,038
Other long-term liabilities	—	—	—	—	—
Total	217,138	113,567	40,995	562,987	934,687

(1)             This table reflects contractual non-derivative financial obligations including interest and operating lease payments and therefore differs from the carrying amounts in our consolidated financial statements.

(2)             As of 30 September 2017, we had $225.0 million of our secured term loan facility outstanding and $425.0 million of our senior secured notes outstanding. Other long-term indebtedness consists of a bank loan to Alderley Urban Investments Limited, a subsidiary of Manchester United Limited. As of 30 September 2017, we had £4.1 million outstanding under the Alderley facility.

(3)             We enter into operating leases in the normal course of business. Most lease arrangements provide us with the option to renew the leases at defined terms. The future operating lease obligations would change if we were to exercise these options, or if we were to enter into additional new operating leases.

(4)             Purchase obligations include current and non-current obligations related to the acquisition of players’ registrations and capital commitments. Purchase obligations do not include contingent transfer fees of £61.7 million which are potentially payable by us if certain specific performance conditions are met.

Except as disclosed above and in note 27.3 to the unaudited interim consolidated financial statements as of and for the three months ended 30 September 2017 included elsewhere in this interim report, as of 30 September 2017, we did not have any material contingent liabilities or guarantees.

Manchester United plc

Interim consolidated income statement - unaudited

		Three months ended 30 September
	Note	2017 £’000	2016 £’000
Revenue	6	140,980	120,213
Operating expenses	7	(143,036)	(122,242)
Profit on disposal of intangible assets	8	17,279	8,205
Operating profit		15,223	6,176
Finance costs		(1,001)	(6,098)
Finance income		218	180
Net finance costs	9	(783)	(5,918)
Profit before tax		14,440	258
Tax (expense)/credit	10	(6,493)	903
Profit for the period		7,947	1,161

Earnings per share during the period:
Basic earnings per share (pence)	11	4.84	0.71
Diluted earnings per share (pence)	11	4.83	0.71

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated statement of comprehensive income - unaudited

	Three months ended 30 September
	2017 £’000	2016 £’000
Profit for the period	7,947	1,161
Other comprehensive income/(loss):
Items that may be subsequently reclassified to profit or loss
Cash flow hedges (note 29.2)	11,476	(7,123)
Tax (expense)/credit relating to cash flow hedges (note 29.2)	(4,016)	2,493
Other comprehensive income/(loss) for the period, net of tax	7,460	(4,630)
Total comprehensive income/(loss) for the period	15,407	(3,469)

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated balance sheet - unaudited

	Note	30 September 2017 £’000	30 June 2017 £’000	30 September 2016 £’000
ASSETS
Non-current assets
Property, plant and equipment	13	246,831	244,738	245,004
Investment property	14	13,934	13,966	14,060
Intangible assets	15	805,694	717,544	800,290
Derivative financial instruments	17	479	1,666	3,313
Trade and other receivables	18	9,991	15,399	4,005
Deferred tax asset	24	136,705	142,107	148,016
		1,213,634	1,135,420	1,214,688
Current assets
Inventories	16	2,074	1,637	1,422
Derivative financial instruments	17	2,433	3,218	5,218
Trade and other receivables	18	80,415	103,732	68,600
Tax receivable		—	—	97
Cash and cash equivalents	19	216,236	290,267	164,277
		301,158	398,854	239,614
Total assets		1,514,792	1,534,274	1,454,302

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated balance sheet — unaudited (continued)

	Note	30 September 2017 £’000	30 June 2017 £’000	30 September 2016 £’000
EQUITY AND LIABILITIES
Equity
Share capital	20	53	53	52
Share premium		68,822	68,822	68,822
Merger reserve		249,030	249,030	249,030
Hedging reserve		(24,264)	(31,724)	(37,619)
Retained earnings		199,968	191,436	174,985
		493,609	477,617	455,270
Non-current liabilities
Derivative financial instruments	17	523	655	8,773
Trade and other payables	21	69,898	83,587	67,412
Borrowings	22	478,065	497,630	499,305
Deferred revenue	23	35,060	39,648	35,836
Deferred tax liabilities	24	25,802	20,828	11,975
		609,348	642,348	623,301
Current liabilities
Derivative financial instruments	17	—	1,253	1,163
Tax liabilities		8,675	9,772	5,054
Trade and other payables	21	202,534	190,315	170,705
Borrowings	22	6,236	5,724	2,683
Deferred revenue	23	194,390	207,245	196,126
		411,835	414,309	375,731
Total equity and liabilities		1,514,792	1,534,274	1,454,302

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated statement of changes in equity - unaudited

	Share capital £’000	Share premium £’000	Merger reserve £’000	Hedging reserve £’000	Retained earnings £’000	Total equity £’000
Balance at 1 July 2016	52	68,822	249,030	(32,989)	173,367	458,282
Profit for the period	—	—	—	—	1,161	1,161
Cash flow hedges	—	—	—	(7,123)	—	(7,123)
Tax credit relating to cash flow hedges	—	—	—	2,493	—	2,493
Total comprehensive (loss)/income for the period	—	—	—	(4,630)	1,161	(3,469)
Equity-settled share-based payments	—	—	—	—	457	457
Balance at 30 September 2016	52	68,822	249,030	(37,619)	174,985	455,270
Profit for the period	—	—	—	—	38,016	38,016
Cash flow hedges	—	—	—	9,069	—	9,069
Tax charge relating to cash flow hedges	—	—	—	(3,174)	—	(3,174)
Total comprehensive income for the period	—	—	—	5,895	38,016	43,911
Equity-settled share-based payments	—	—	—	—	1,730	1,730
Dividends paid	—	—	—	—	(23,295)	(23,295)
Proceeds from shares issued	1	—	—	—	—	1
Balance at 30 June 2017	53	68,822	249,030	(31,724)	191,436	477,617
Profit for the period	—	—	—	—	7,947	7,947
Cash flow hedges	—	—	—	11,476	—	11,476
Tax credit relating to cash flow hedges	—	—	—	(4,016)	—	(4,016)
Total comprehensive income for the period	—	—	—	7,460	7,947	15,407
Equity-settled share-based payments	—	—	—	—	585	585
Balance at 30 September 2017	53	68,822	249,030	(24,264)	199,968	493,609

Movements on the hedging reserve are provided in note 29.2.

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated statement of cash flows - unaudited

		Three months ended 30 September
	Note	2017 £’000	2016 £’000
Cash flows from operating activities
Cash generated from operations	25	26,951	63,783
Interest paid		(8,018)	(7,904)
Interest received		218	180
Tax paid		(1,238)	(3,452)
Net cash generated from operating activities		17,913	52,607
Cash flows from investing activities
Payments for property, plant and equipment		(4,344)	(1,557)
Payments for investment property		—	(644)
Payments for intangible assets(1)		(117,121)	(158,848)
Proceeds from sale of intangible assets		32,186	36,159
Net cash used in investing activities		(89,279)	(124,890)
Cash flows from financing activities
Repayment of borrowings		(100)	(94)
Net cash used in financing activities		(100)	(94)
Net decrease in cash and cash equivalents		(71,466)	(72,377)
Cash and cash equivalents at beginning of period		290,267	229,194
Effects of exchange rate changes on cash and cash equivalents		(2,565)	7,460
Cash and cash equivalents at end of period	19	216,236	164,277

(1) Payments for intangible assets primarily relate to player and key football management staff registrations. When acquiring players’ and key football management staff registrations it is normal industry practice for payments terms to spread over more than one year. During the three months ended 30 September 2017 registrations additions totalled £126,446,000 (three months ended 30 September 2016: £163,087,000) — see note 15. Payables in relation to the acquisition of registrations at the balance sheet date are provided in note 21.

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Notes to the interim consolidated financial statements — unaudited

1                                 General information

Manchester United plc (the “Company”) and its subsidiaries (together the “Group”) is a professional football club together with related and ancillary activities. The Company incorporated under the Companies Law (2011 Revision) of the Cayman Islands, as amended and restated from time to time. The Company’s shares are listed on the New York Stock Exchange under the symbol “MANU”.

These financial statements are presented in pounds sterling and all values are rounded to the nearest thousand (£’000) except when otherwise indicated.

These interim consolidated financial statements were approved for issue on 17 November 2017.

2                                 Basis of preparation

The interim consolidated financial statements of Manchester United plc have been prepared on a going concern basis and in accordance with International Accounting Standard 34 “Interim Financial Reporting”. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended 30 June 2017, as filed with the Securities and Exchange Commission on 13 October 2017, contained within the Company’s Annual Report on Form 20-F, which were prepared in accordance with International Financial Reporting Standards (“IFRSs”), as issued by the International Accounting Standards Board (“IASB”) and IFRS Interpretations Committee (“IFRS IC”) interpretations. The report of the auditors on those financial statements was unqualified and did not contain an emphasis of matter paragraph. The results of operations for the interim periods should not be considered indicative of results to be expected for the full fiscal year.

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

3                                 Accounting policies

The accounting policies adopted are consistent with those of the consolidated financial statements for the year ended 30 June 2017, except as described below.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

New and amended standards and interpretations adopted by the Group

No new or amended IFRS standards or interpretations, effective for the first time for the financial year beginning on 1 July 2017, have had a material impact on the interim consolidated financial statements of the Group.

New and amended standards and interpretations issued but not yet adopted

The following new standards, amendments to standards and interpretations are not yet effective and have not been applied in preparing these interim consolidated financial statements. Adoption may affect the recognition, measurement and disclosures in the Group’s financial statements in the future. The adoption of these standards, amendments and interpretations is not expected to have a material impact on the consolidated financial statements of the Group, except as set out below.

•                  IFRS 9, “Financial instruments”, addresses the classification, measurement and recognition of financial assets and financial liabilities. The impact of IFRS 9 is currently being assessed, however, management does not expect the new standard to have a significant effect on the classification and measurement of financial assets and financial liabilities and it would appear that the Group’s current hedge relationships would qualify as continuing hedges upon the adoption of IFRS 9. The new standard also introduces expanded disclosure requirements and changes in presentation. These are expected to change the nature and extent of the Group’s disclosures about its financial instruments particularly in the year of adoption of the new standard. The Group expects to adopt IFRS 9 from 1 July 2018.

•                  IFRS 15, “Revenue from contracts with customers”, deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows from an entity’s contracts with customers. The impact of IFRS 15 is currently being assessed by management. Implementation of IFRS 15 requires a thorough review of existing contractual arrangements. At present, the Group anticipates there may be some changes in the recognition of revenue although the amounts involved are not expected to be significant. The Group expects to adopt IFRS 15 from 1 July 2018.

•                  IFRS 16, “Leases” addresses the definition of a lease, recognition and measurement of leases and establishes principles for reporting useful information to users of financial statements about the leasing activities of both lessees and lessors. A key change arising from IFRS 16 is that most operating leases will be accounted for on balance sheet for lessees. As at the reporting date, the Group has non-cancellable operating lease commitments, however, the Group has not yet determined to what extent these commitments will result in the recognition of an asset and a liability for future payments and how this will affect the Group’s profit and classification of cash flows. The Group expects to adopt IFRS 16 from 1 July 2019.

There are no other IFRSs or IFRS IC interpretations that are not yet effective that would be expected to have a material impact on the Group.

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

4                                 Estimates and judgements

The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the interim consolidated financial statements are considered to be revenue recognition — minimum guarantee, impairment of goodwill and non-current assets, intangible assets — registrations contingent consideration estimates, tax, and recognition of deferred tax assets.

In preparing these interim consolidated financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended 30 June 2017, with the exception of changes in estimates that are required in determining the provision for income taxes.

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

5                                 Seasonality of revenue

We experience seasonality in our revenue and cash flow, limiting the overall comparability of interim financial periods. In any given interim period, our total revenue can vary based on the number of games played in that period, which affects the amount of Matchday and Broadcasting revenue recognised. Similarly, certain of our costs are derived from hosting games at Old Trafford, and these costs will also vary based on the number of games played in the period. We historically recognize the most revenue in our second and third fiscal quarters due to the scheduling of matches. However, a strong performance by our first team in European competitions and domestic cups could result in significant additional Matchday and Broadcasting revenue, and consequently we may also recognize the most revenue in our fourth fiscal quarter in those years.

Commercial revenue comprises revenue receivable from the exploitation of the Manchester United brand through sponsorship and other commercial agreements, including minimum guaranteed revenue, and fees for the Manchester United first team undertaking tours. For sponsorship contracts any additional revenue receivable over and above the minimum guaranteed revenue contained in the sponsorship and licensing agreements is taken to revenue when a reliable estimate of the future performance of the contract can be obtained and it is probable that the amounts will not be recouped by the sponsor in future years. Revenue is recognized over the term of the sponsorship agreement in line with the performance obligations included within the contract and based on the sponsorship rights enjoyed by the individual sponsor. In instances where the sponsorship rights remain the same over the duration of the contract, revenue is recognized on a straight-line basis. In respect of contracts with multiple elements, the Group allocates the total consideration receivable to each separately identifiable element based on their relative fair values, and then recognizes the allocated revenue on a straight-line basis over the relevant period of each element. Minimum guaranteed revenue under the agreement with adidas is subject to certain adjustments. Management’s current best estimate is that the full minimum guarantee amount will be received, as management do not expect two consecutive seasons of non-participation in the Champions League. Retail revenue is recognized at the point of sale while license revenue is recognized in the period in which the goods and services are provided.

Broadcasting rights revenue represents revenue receivable from all UK and overseas media contracts, including contracts negotiated centrally by the Premier League and UEFA. In addition, broadcasting rights revenue includes revenue receivable from the exploitation of Manchester United media rights through the internet or wireless applications. Distributions from the Premier League comprise a fixed element (which is recognized evenly as domestic home matches are played), facility fees for live coverage and highlights of domestic home and away matches (which are recognized when the respective match is played), and merit awards (which are primarily recognized when they are known at the end of the football season). Distributions from UEFA relating to participation in European competitions comprise market pool payments (which are recognized over the matches played in the competition, a portion of which reflects Manchester United’s performance relative to the other Premier League clubs in the competition) and fixed amounts for participation in individual matches (which are recognized when the matches are played).

Matchday revenue is recognized based on matches played throughout the year with revenue from each match being recognized only after the match to which the revenue relates has been played. Revenue from related activities such as Conference and Events or the Museum is recognized as the event or service is provided or the facility is enjoyed. Matchday revenue includes revenue receivable from all domestic and European match day activities from Manchester United games at Old Trafford, together with the Group’s share of gate receipts from cup matches not played at Old Trafford (where applicable), and fees for arranging other events at the Old Trafford stadium. The share of gate receipts payable to the other participating club and competition organiser for cup matches played at Old Trafford (where applicable) is treated as an operating expense.

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

6                                 Segment information

The principal activity of the Group is the operation of a professional football club. All of the activities of the Group support the operation of the football club and the success of the first team is critical to the on-going development of the Group. Consequently the Chief Operating Decision Maker (being the Board and executive officers of Manchester United plc) regards the Group as operating in one material segment, being the operation of a professional football club.

All revenue derives from the Group’s principal activity in the United Kingdom. Revenue can be analysed into its three main components as follows:

	Three months ended
	30 September 2017 £’000	30 September 2016 £’000
Commercial	80,544	74,337
Broadcasting	38,082	29,084
Matchday	22,354	16,792
	140,980	120,213

All non-current assets, other than US deferred tax assets, are held within the United Kingdom.

7                                        Operating expenses

	Three months ended
	30 September 2017 £’000	30 September 2016 £’000
Employee benefit expenses	(69,885)	(62,264)
Depreciation - property, plant and equipment (note 13)	(2,542)	(2,381)
Depreciation - investment property (note 14)	(32)	(31)
Amortization (note 15)	(36,054)	(30,805)
Other operating expenses	(34,523)	(26,761)
	(143,036)	(122,242)

8                               Profit on disposal of intangible assets

	Three months ended
	30 September 2017 £’000	30 September 2016 £’000
Profit on disposal of registrations	17,008	8,131
Player loan fee income	271	74
	17,279	8,205

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

9                                 Net finance costs

	Three months ended
	30 September 2017 £’000	30 September 2016 £’000
Interest payable on bank loans and overdrafts	(404)	(277)
Interest payable on secured term loan facility and senior secured notes	(4,578)	(4,755)
Amortization of issue costs on secured term loan facility and senior secured notes	(151)	(146)
Foreign exchange gains/(losses) on unhedged US dollar borrowings	5,496	(2,111)
Unwinding of discount relating to registrations	(810)	(83)
Fair value movement on derivative financial instruments:
Embedded foreign exchange derivatives	(554)	1,274
Total finance costs	(1,001)	(6,098)
Total finance income - interest receivable on short-term bank deposits	218	180
Net finance costs	(783)	(5,918)

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

10                          Tax (expense)/credit

	Three months ended
	30 September 2017 £’000	30 September 2016 £’000
Current tax
Current tax on result for the period	—	(30)
Foreign tax	(133)	(12)
Adjustment in respect of prior years	—	(1,535)
Total current tax expense	(133)	(1,577)
Deferred tax
Origination and reversal of temporary differences	(6,360)	971
Adjustment in respect of prior years	—	1,535
Impact of change in UK corporation tax rate	—	(26)
Total deferred tax (expense)/credit	(6,360)	2,480
Total tax (expense)/credit	(6,493)	903

Tax is recognised based on management’s estimate of the weighted average annual tax rate expected for the full financial year. Based on current forecasts, the estimated weighted average annual tax rate used for the year to 30 June 2018 is 40.17% (30 June 2017: 40.72%). The current year deferred tax expense of £6.4 million largely relates to foreign exchange gains recognized in the income statement but only subject to tax once realized.

In addition to the amounts recognized in the income statement, the following amounts relating to tax have been recognized in other comprehensive income:

	Three months ended
	30 September 2017 £’000	30 September 2016 £’000
Current tax	—	28
Deferred tax (note 24)	(4,016)	2,465
Total tax expense/(credit) recognized in other comprehensive income	(4,016)	2,493

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

11                          Earnings per share

(a)                         Basic

Basic earnings per share is calculated by dividing the profit for the period by the weighted average number of ordinary shares in issue during the period.

	Three months ended
	30 September 2017	30 September 2016
Profit for the period (£’000)	7,947	1,161
Class A ordinary shares (thousands)	40,195	40,025
Class B ordinary shares (thousands)	124,000	124,000
Basic earnings per share (pence)	4.84	0.71

(b)                         Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares in issue during the year to assume conversion of all dilutive potential ordinary shares. The Company has one category of dilutive potential ordinary shares: share awards pursuant to the 2012 Equity Incentive Plan (the “Equity Plan”). Share awards pursuant to the Equity Plan are assumed to have been converted into ordinary shares at the beginning of the financial year.

	30 September 2017	30 September 2016
Profit for the period (£’000)	7,947	1,161
Class A ordinary shares (thousands)	40,195	40,025
Adjustment for assumed conversion into Class A ordinary shares (thousands)	390	458
Class B ordinary shares (thousands)	124,000	124,000
Diluted earnings per share (pence)	4.83	0.71

12                          Dividends

No dividend has been paid by the Company during the three month period ended 30 September 2017 (three months ended 30 September 2016: £nil). A regular semi-annual cash dividend on the Company’s outstanding Class A and Class B ordinary shares of $0.09 per share will be paid in January and June 2018.

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

13                          Property, plant and equipment

	Freehold property £’000	Plant and machinery £’000	Fixtures and fittings £’000	Total £’000
At 1 July 2017
Cost	269,372	34,475	50,236	354,083
Accumulated depreciation	(46,744)	(31,090)	(31,511)	(109,345)
Net book amount	222,628	3,385	18,725	244,738
Three months ended 30 September 2017
Opening net book amount	222,628	3,385	18,725	244,738
Additions	—	885	3,750	4,635
Depreciation charge	(822)	(513)	(1,207)	(2,542)
Closing net book amount	221,806	3,757	21,268	246,831
At 30 September 2017
Cost	269,372	35,360	53,986	358,718
Accumulated depreciation	(47,566)	(31,603)	(32,718)	(111,887)
Net book amount	221,806	3,757	21,268	246,831

At 1 July 2016
Cost	269,369	36,728	43,809	349,906
Accumulated depreciation	(43,443)	(32,487)	(28,262)	(104,192)
Net book amount	225,926	4,241	15,547	245,714
Three months ended 30 September 2016
Opening net book amount	225,926	4,241	15,547	245,714
Additions	(22)	198	1,495	1,671
Depreciation charge	(817)	(556)	(1,008)	(2,381)
Closing net book amount	225,087	3,883	16,034	245,004
At 30 September 2016
Cost	269,347	36,926	45,304	351,577
Accumulated depreciation	(44,260)	(33,043)	(29,270)	(106,573)
Net book amount	225,087	3,883	16,034	245,004

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

14                          Investment property

Total £’000
At 1 July 2017
Cost	19,769
Accumulated depreciation and impairment	(5,803)
Net book amount	13,966
Three months ended 30 September 2017
Opening net book amount	13,966
Depreciation charge	(32)
Closing net book amount	13,934
At 30 September 2017
Cost	19,769
Accumulated depreciation and impairment	(5,835)
Net book amount	13,934

At 1 July 2016
Cost	19,128
Accumulated depreciation and impairment	(5,681)
Net book amount	13,447
Three months ended 30 September 2016
Opening net book amount	13,447
Additions	644
Depreciation charge	(31)
Closing net book amount	14,060
At 30 September 2016
Cost	19,772
Accumulated depreciation and impairment	(5,712)
Net book amount	14,060

Management obtained an external valuation report carried out in accordance with the Royal Institution of Chartered Surveyors (“RICS”) Valuation - Professional Standards, January 2014 as of 30 June 2017 which supported the carrying value of investment property as of that date and consequently there were no changes to the net book amount. Management has considered the carrying amount of investment property as of 30 September 2017 and concluded that, as there are no indicators of impairment, an impairment test is not required. The external valuation was carried out on the basis of Market Value, as defined in the RICS Valuation — Professional Standards, January 2014. Fair value of investment property is determined using inputs that are not based on observable market data, consequently the asset is categorized as Level 3 (see note 29.3).

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

15                          Intangible assets

	Goodwill £’000	Registrations £’000	Other intangible assets £’000	Total £’000
At 1 July 2017
Cost	421,453	645,433	6,619	1,073,505
Accumulated amortization	—	(354,913)	(1,048)	(355,961)
Net book amount	421,453	290,520	5,571	717,544
Three months ended 30 September 2017
Opening net book amount	421,453	290,520	5,571	717,544
Additions	—	126,446	602	127,048
Disposals	—	(2,844)	—	(2,844)
Amortization charge	—	(35,703)	(351)	(36,054)
Closing book amount	421,453	378,419	5,822	805,694
At 30 September 2017
Cost	421,453	730,460	7,222	1,159,135
Accumulated amortization	—	(352,041)	(1,400)	(353,441)
Net book amount	421,453	378,419	5,822	805,694

At 1 July 2016
Cost	421,453	511,893	2,766	936,112
Accumulated amortization	—	(270,169)	(309)	(270,478)
Net book amount	421,453	241,724	2,457	665,634
Three months ended 30 September 2016
Opening net book amount	421,453	241,724	2,457	665,634
Additions	—	163,087	2,499	165,586
Disposals	—	(125)	—	(125)
Amortization charge	—	(30,645)	(160)	(30,805)
Closing book amount	421,453	374,041	4,796	800,290
At 30 September 2016
Cost	421,453	670,338	5,265	1,097,056
Accumulated amortization	—	(296,297)	(469)	(296,766)
Net book amount	421,453	374,041	4,796	800,290

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

15                          Intangible assets (continued)

Impairment tests for goodwill

Goodwill is not subject to amortization and is tested annually for impairment (normally at the end of the third fiscal quarter) or more frequently if events or changes in circumstances indicate a potential impairment. Management has considered the carrying amount of goodwill as of 30 September 2017 and concluded that, as there are no indicators of impairment, a detailed impairment test is not required. Having assessed the future anticipated cash flows, management believes that any reasonably possible changes in key assumptions would not result in an impairment of goodwill.

Other intangible assets

Other intangible assets include internally generated assets whose cost and accumulated amortization as of 30 September 2017 was £1,072,000 and £nil respectively (2016: £585,000 and £nil respectively).

Capital commitments at the balance sheet date are disclosed in note 27.2.

16                          Inventories

	30 September 2017 £’000	30 June 2017 £’000	30 September 2016 £’000
Finished goods	2,074	1,637	1,422

The cost of inventories recognized as an expense and included in operating expenses for the period amounted to £2,798,000 (30 June 2017: £8,598,000; 30 September 2016: £2,795,000).

Reversal/write-down of inventories to net realizable value for the period amounted to a reversal of £2,000 (30 June 2017: reversal of £173,000; 30 September 2016: reversal of £154,000). These were recognized as a credit during the period and included in operating expenses.

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

17                          Derivative financial instruments

	30 September 2017		30 June 2017		30 September 2016
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	£’000	£’000	£’000	£’000	£’000	£’000
Derivatives that are designated and effective as hedging instruments carried at fair value:
Interest rate swaps	—	(523)	—	(655)	—	(8,773)
Forward foreign exchange contracts	—	—	—	—	226	—
Financial instruments carried at fair value through profit or loss:
Embedded foreign exchange derivatives	1,160	—	1,714	—	6,523	—
Forward foreign exchange contracts	1,752	—	3,170	(1,253)	1,782	(1,163)
	2,912	(523)	4,884	(1,908)	8,531	(9,936)
Less non-current portion:
Derivatives that are designated and effective as hedging instruments carried at fair value:
Interest rate swaps	—	(523)	—	(655)	—	(8,773)
Financial instruments carried at fair value through profit or loss:
Embedded foreign exchange derivatives	479	—	855	—	3,104	—
Forward foreign exchange contracts	—	—	811	—	209	—
Non-current derivative financial instruments	479	(523)	1,666	(655)	3,313	(8,773)
Current derivative financial instruments	2,433	—	3,218	(1,253)	5,218	(1,163)

Further details of derivative financial instruments are provided in note 29.

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

18                          Trade and other receivables

	30 September 2017 £’000	30 June 2017 £’000	30 September 2016 £’000
Trade receivables	65,200	90,719	40,817
Less: provision for impairment of trade receivables	(14,736)	(14,113)	(10,931)
Net trade receivables	50,464	76,606	29,886
Other receivables	3,730	270	897
Accrued income	21,139	28,755	24,608
	75,333	105,631	55,391
Prepayments	15,073	13,500	17,214
	90,406	119,131	72,605
Less: non-current portion
Trade receivables	9,991	15,399	4,005
Non-current trade and other receivables	9,991	15,399	4,005
Current trade and other receivables	80,415	103,732	68,600

Net trade receivables include transfer fees receivable from other football clubs of £34,096,000 (30 June 2017: £46,343,000; 30 September 2016: £19,586,000) of which £9,991,000 (30 June 2017: £15,399,000; 30 September 2016: £4,005,000) is receivable after more than one year. Net trade receivables also include £5,077,000 (30 June 2017: £26,241,000; 30 September 2016: £4,432,000) of deferred revenue that is contractually payable to the Group, but recorded in advance of the earnings process, with corresponding amounts recorded as deferred revenue liabilities.

The fair value of net trade receivables as at 30 September 2017 was £51,377,000 (30 June 2017: £77,351,000; 30 September 2016: £30,277,000) before discounting of cash flows. The fair value of other receivables is not materially different to their carrying value.

19                          Cash and cash equivalents

	30 September 2017 £’000	30 June 2017 £’000	30 September 2016 £’000
Cash at bank and in hand	216,236	290,267	164,277

Cash and cash equivalents for the purposes of the statement of cash flows are as above.

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

20                        Share capital

	Number of shares (thousands)	Ordinary shares £’000
At 1 July 2016	164,025	52
Employee share-based compensation awards — issue of shares	—	—
At 30 September 2016	164,025	52
Employee share-based compensation awards — issue of shares	170	1
At 30 June 2017	164,195	53
Employee share-based compensation awards — issue of shares	—	—
At 30 September 2017	164,195	53

The Company has two classes of ordinary shares outstanding: Class A ordinary shares and Class B ordinary shares. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to voting and conversion. Each Class A ordinary share is entitled to one vote per share and is not convertible into any other shares. Each Class B ordinary share is entitled to 10 votes per share and is convertible into one Class A ordinary share at any time. In addition, Class B ordinary shares will automatically convert into Class A ordinary shares upon certain transfers and other events, including upon the date when holders of all Class B ordinary shares cease to hold Class B ordinary shares representing, in the aggregate, at least 10% of the total number of Class A and Class B ordinary shares outstanding. For special resolutions (which are required for certain important matters including mergers and changes to the Company’s governing documents), which require the vote of two-thirds of the votes cast, at any time that Class B ordinary shares remain outstanding, the voting power permitted to be exercised by the holders of the Class B ordinary shares will be weighted such that the Class B ordinary shares shall represent, in the aggregate, 67% of the voting power of all shareholders.

As of 30 September 2017, the Company’s issued share capital comprised 40,194,754 Class A ordinary shares and 124,000,000 Class B ordinary shares.

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

21                          Trade and other payables

	30 September 2017 £’000	30 June 2017 £’000	30 September 2016 £’000
Trade payables	198,758	191,359	173,530
Other payables	2,173	3,258	3,006
Accrued expenses	55,483	61,162	44,467
	256,414	255,779	221,003
Social security and other taxes	16,018	18,123	17,114
	272,432	273,902	238,117
Less: non-current portion:
Trade payables	69,284	82,866	66,372
Other payables	614	721	1,040
Non-current trade and other payables	69,898	83,587	67,412
Current trade and other payables	202,534	190,315	170,705

Trade payables include transfer fees and other associated costs in relation to the acquisition of players’ registrations of £192,804,000 (30 June 2017: £179,133,000; 30 September 2016: £167,207,000) of which £69,284,000 (30 June 2017: £82,866,000; 30 September 2016: £66,372,000) is due after more than one year. Of the amount due after more than one year, £37,622,000 (30 June 2017: £76,821,000; 30 September 2016: £20,048,000) is expected to be paid between 1 and 2 years, and the balance of £31,662,000 (30 June 2017: £6,045,000; 30 September 2016: £20,256,000) is expected to be paid between 2 and 5 years.

The fair value of trade and other payables is not materially different to their carrying amount.

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

22                          Borrowings

	30 September 2017 £’000	30 June 2017 £’000	30 September 2016 £’000
Senior secured notes	312,754	323,113	324,050
Secured term loan facility	165,311	170,767	171,186
Secured bank loan	4,068	4,169	4,470
Accrued interest on senior secured notes	2,168	5,305	2,282
	484,301	503,354	501,988
Less: non-current portion:
Senior secured notes	312,754	323,113	324,050
Secured term loan facility	165,311	170,767	171,186
Secured bank loan	—	3,750	4,069
Non-current borrowings	478,065	497,630	499,305
Current borrowings	6,236	5,724	2,683

The senior secured notes of £312,754,000 (30 June 2017: £323,113,000; 30 September 2016: £324,050,000) is stated net of unamortized issue costs amounting to £4,032,000 (30 June 2017: £4,112,000; 30 September 2016: £4,364,000). The outstanding principal amount of the notes is $425,000,000 (30 June 2017: $425,000,000; 30 September 2016: $425,000,000). The notes have a fixed coupon rate of 3.79% per annum and interest is paid semi-annually. The notes mature on 25 June 2027.

The notes were issued by our wholly-owned finance subsidiary, MU Finance plc, and are guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited and Manchester United Football Club Limited and are secured against substantially all of the assets of those entities and MU Finance plc.

The secured term loan facility of £165,311,000 (30 June 2017: £170,767,000; 30 September 2016: £171,186,000) is stated net of unamortized issue costs amounting to £2,399,000 (30 June 2017: £2,470,000; 30 September 2016: £2,680,000). The outstanding principal amount of the loan is $225,000,000 (30 June 2017: $225,000,000; 30 September 2016: $225,000,000). The loan attracts interest of US dollar LIBOR plus an applicable margin of between 1.25% and 1.75% per annum and interest is paid monthly. The remaining balance of the loan is repayable on 26 June 2025, although the Group has the option to repay the loan at any time.

The loan was provided to our wholly-owned finance subsidiary, MU Finance plc, and is guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited, Manchester United Football Club Limited and MU Finance plc and is secured against substantially all of the assets of each of those entities.

The secured bank loan of £4,068,000 (30 June 2017: £4,169,000; 30 September 2016: £4,470,000) comprises a bank loan within Alderley Urban Investments Limited, a subsidiary of Manchester United Limited, that attracts interest of LiBOR + 1% per annum. £424,000 (30 June 2017: £525,000; 30 September 2016: £826,000) is repayable in quarterly instalments through to July 2018, with the remaining balance of £3,644,000 (30 June 2017: £3,644,000; 30 September 2016: £3,644,000) being re-payable at par on 9 July 2018. The loan is secured by way of a first legal charge over a Group investment property, known as the Manchester International Freight Terminal, and the loan is also guaranteed by Manchester United Limited.

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

22                        Borrowings (continued)

The Group also has undrawn committed borrowing facilities of £125,000,000 (30 June 2017: £125,000,000; 30 September 2016: £125,000,000). The Group also has (subject to certain conditions) the ability to incur a further £25,000,000 by way of incremental facilities. The new facility terminates on 26 June 2021 (although it may be possible for any incremental facilities to terminate after such date). Drawdowns would attract interest of LIBOR or EURIBOR plus an applicable margin of between 1.25% and 1.75% per annum (depending on the total net leverage ratio at that time). No drawdowns were made from these facilities during 2017 or 2016.

As of 30 September 2017, the Group was in compliance with all covenants under its revolving facility, the secured term loan facility and the note purchase agreement governing the senior secured notes.

23                          Deferred revenue

	30 September 2017 £’000	30 June 2017 £’000	30 September 2016 £’000
Total	229,450	246,893	231,962
Less non-current deferred revenue	(35,060)	(39,648)	(35,836)
Current deferred revenue	194,390	207,245	196,126

Revenue from commercial, broadcasting and matchday activities received in advance of the period to which it relates is treated as deferred revenue. The deferred revenue is then released to revenue in accordance with the substance of the relevant agreements or, where applicable, as matches are played. The Group receives substantial amounts of deferred revenue prior to the previous financial year end which is then released to revenue throughout the current and, where applicable, future financial years.

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

24                         Deferred tax

Deferred tax assets and liabilities are offset where the Group has a legally enforceable right to do so. The following is the analysis of the deferred tax balances (after allowable offset) for financial reporting purposes:

	30 September 2017 £’000	30 June 2017 £’000	30 September 2016 £’000
US deferred tax assets	(136,705)	(142,107)	(148,016)
UK deferred tax liabilities	25,802	20,828	11,975
Net deferred tax asset	(110,903)	(121,279)	(136,041)

The movements in the net deferred tax asset are as follows:

	30 September 2017 £’000	30 June 2017 £’000	30 September 2016 £’000
At the beginning of the period	(121,279)	(131,096)	(131,096)
Expensed/(credited) to income statement	6,360	(7,115)	(2,480)
Expensed/(credited) to other comprehensive income	4,016	16,932	(2,465)
At the end of the period	(110,903)	(121,279)	(136,041)

25                        Cash generated from operations

	Three months to 30 September 2017 £’000	Three months to 30 September 2016 £’000
Profit before tax	14,440	258
Depreciation	2,574	2,412
Amortization	36,054	30,805
Profit on disposal of intangible assets	(17,279)	(8,205)
Net finance costs	783	5,918
Equity-settled share-based payments	585	457
Foreign exchange losses/(gains) on operating activities	991	(2,036)
Reclassified from hedging reserve	4,001	766
Changes in working capital:
Increase in inventories	(437)	(496)
Decrease in trade and other receivables	16,673	39,447
Decrease in trade and other payables and deferred revenue	(31,434)	(5,543)
Cash generated from operations	26,951	63,783

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

26                         Contingencies

At 30 September 2017, the Group had no material contingent liabilities in respect of legal claims arising in the ordinary course of business. Contingent transfer fees are disclosed in note 27.3.

27                         Commitments

27.1              Operating lease arrangements

The Group leases various premises and plant and equipment under non-cancellable operating lease agreements. The Group leases out its investment properties.

27.2               Capital commitments

At 30 September 2017 the Group had capital commitments amounting to £5.0 million (30 June 2017: £6.8 million; 30 September 2016: £4.7 million).

27.3               Transfer fees payable

Under the terms of certain contracts with other football clubs in respect of player transfers, additional amounts, in excess of the amounts included in the cost of players’ registrations, would be payable by the Group if certain substantive performance conditions are met. These excess amounts are only recognised within the cost of players’ registrations when the Company considers that it is probable that the condition related to the payment will be achieved. For MUFC appearances, the Company estimates the probability of the player achieving the contracted number of appearances. The conditions relating to the signing of a new contract and international appearances are only considered to be probable once they have been achieved. The maximum additional amounts that could be payable is £61,748,000 (30 June 2017: £44,633,000; 30 September 2016: £41,399,000).

At 30 September 2017 the potential amount payable by type of condition and category of player was:

Type of condition	First team squad £’000	Other £’000	Total £’000
MUFC appearances/new contract	43,314	7,080	50,394
International appearances	11,307	47	11,354
	54,621	7,127	61,748

Similarly, under the terms of contracts with other football clubs for player transfers, additional amounts would be payable to the Group if certain specific performance conditions are met. In accordance with the recognition criteria for contingent assets, such amounts are only disclosed by the Group when probable and recognized when virtually certain. As of 30 September 2017, the amount of such receipt considered to be probable was £2.4 million (30 June 2017: £0.8 million; 30 September 2016: £1.9 million).

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

28                        Pension arrangements

The Group participates in the Football League Pension and Life Assurance Scheme (‘the Scheme’). The Scheme is a funded multi-employer defined benefit scheme, with 92 participating employers, and where members may have periods of service attributable to several participating employers. The Group is unable to identify its share of the assets and liabilities of the Scheme and therefore accounts for its contributions as if they were paid to a defined contribution scheme. The Group has received confirmation that the assets and liabilities of the Scheme cannot be split between the participating employers. The Group is advised only of the additional contributions it is required to pay to make good the deficit. These contributions could increase in the future if one or more of the participating employers exits the Scheme.

The last triennial actuarial valuation of the Scheme was carried out at 31 August 2014 where the total deficit on the ongoing valuation basis was £21.8 million. The accrual of benefits ceased within the Scheme on 31 August 1999, therefore there are no contributions relating to current accrual. The Group pays monthly contributions based on a notional split of the total expenses and deficit contributions of the Scheme.

The Group currently pays total contributions of £437,000 per annum and, based on the actuarial valuation assumptions, will be sufficient to pay off the deficit by 28 February 2020.  As of 30 September 2017, the present value of the Group’s outstanding contributions (i.e. its future liability) is £1,040,000. This amounts to £426,000 (30 June 2017: £425,000; 30 September 2016: £422,000) due within one year and £614,000 (30 June 2017: £721,000; 30 September 2016: £1,040,000) due after more than one year and is included within other payables.

Contributions are also made to defined contribution pension arrangements and are charged to the income statement in the period in which they become payable.

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

29                         Financial risk management

29.1               Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, interest rate risk and cash flow risk), credit risk, and liquidity risk.

The interim consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended 30 June 2017, as filed with the Securities and Exchange Commission on 13 October 2017, in the Company’s Annual Report on Form 20-F.

There have been no changes in risk management since the previous financial year end or in any risk management policies.

29.2               Hedging activities

The Group uses derivative financial instruments to hedge certain exposures, and has designated certain derivatives as hedges of cash flows (cash flow hedge).

The Group hedges the foreign exchange risk on contracted future US dollar revenues whenever possible using the Group’s US dollar net borrowings as the hedging instrument. The foreign exchange gains or losses arising on re-translation of the Group’s US dollar net borrowings used in the hedge are initially recognized in other comprehensive income, rather than being recognized in the income statement immediately. Amounts previously recognized in other comprehensive income and accumulated in the hedging reserve are subsequently reclassified into the income statement in the same accounting period, and within the same income statement line (i.e. Commercial revenue), as the underlying future US dollar revenues, which given the varying lengths of the commercial revenue contracts will be between October 2017 to June 2023. The foreign exchange gains or losses arising on re-translation of the Group’s unhedged US dollar borrowings are recognized in the income statement immediately, within net finance costs. The table below details the net borrowings being hedged at the balance sheet date:

	30 September 2017 $’000	30 June 2017 $’000	30 September 2016 $’000
USD borrowings	650,000	650,000	650,000
Hedged USD cash	(116,200)	(125,300)	(112,400)
Net USD debt	533,800	524,700	537,600
Hedged future USD revenues	(300,201)	(299,533)	(423,807)
Unhedged USD borrowings	233,599	225,167	113,793
Closing USD exchange rate ($: £)	1.3416	1.2988	1.2941

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

29                         Financial risk management (continued)

29.2               Hedging activities (continued)

The Group hedges its cash flow interest rate risk where appropriate using interest rate swaps at contract lengths broadly consistent with the repayment schedule of the borrowings. Such interest rate swaps have the economic effect of converting borrowings from floating rates to fixed rates. The following table details the interest rate swaps at the balance sheet date that are used to hedge borrowings:

	30 September 2017	30 June 2017	30 September 2016
Principal value of loan outstanding ($’000)	225,000	225,000	225,000
Rate received	1 month $ LIBOR	1 month $ LIBOR	1 month $ LIBOR
Rate paid	Fixed 2.032%	Fixed 2.032%	Fixed 2.032%
Expiry date	30 June 2024	30 June 2024	30 June 2024

As of 30 September 2017 the fair value of the above interest rate swap was a liability of £523,000 (30 June 2017: £655,000; 30 September 2016: £8,773,000).

The Group seeks to hedge the majority of the currency risk on revenue arising as a result of participation in UEFA competitions, either by using contracted future foreign currency expenses or by placing forward foreign exchange contracts, at the point at which it becomes reasonably certain that it will receive the revenue.

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

29                         Financial risk management (continued)

29.2               Hedging activities (continued)

Details of movements on the hedging reserve are as follows:

	Future US dollar revenues £’000	Interest rate swap £’000	Other £’000	Total, before tax £’000	Tax £’000	Total, after tax £’000
Balance at 1 July 2016	(41,043)	(9,710)	—	(50,753)	17,764	(32,989)
Foreign exchange differences on hedged currency risks	(9,363)	—	311	(9,052)	3,168	(5,884)
Reclassified to income statement	822	678	(56)	1,444	(505)	939
Fair value movement	—	259	226	485	(170)	315
Movement recognized in other comprehensive income	(8,541)	937	481	(7,123)	2,493	(4,630)
Balance at 30 September 2016	(49,584)	(8,773)	481	(57,876)	20,257	(37,619)
Foreign exchange differences on hedged currency risks	(2,635)	—	(187)	(2,822)	988	(1,834)
Reclassified to income statement	4,218	(678)	(219)	3,321	(1,163)	2,158
Fair value movement	—	8,796	(226)	8,570	(2,999)	5,571
Movement recognized in other comprehensive income	1,583	8,118	(632)	9,069	(3,174)	5,895
Balance at 30 June 2017	(48,001)	(655)	(151)	(48,807)	17,083	(31,724)
Foreign exchange differences on hedged currency risks	7,367	—	(24)	7,343	(2,570)	4,773
Reclassified to income statement	3,760	—	241	4,001	(1,400)	2,601
Fair value movement	—	132	—	132	(46)	86
Movement recognized in other comprehensive income	11,127	132	217	11,476	(4,016)	7,460
Balance at 30 September 2017	(36,874)	(523)	66	(37,331)	13,067	(24,264)

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

29                         Financial risk management (continued)

29.3               Fair value estimation

The following table presents the financial instruments carried at fair value. The different levels used in measuring fair value have been defined as follows:

•             Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

•             Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

•             Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	30 September 2017 £’000	30 June 2017 £’000	30 September 2016 £’000
Assets
Derivative financial assets designated as cash flow hedges	—	—	226
Derivative financial assets at fair value through profit or loss	2,912	4,884	8,305
Liabilities
Derivative financial liabilities designated as cash flow hedges	(523)	(655)	(8,773)
Derivative financial liabilities at fair value through profit or loss	—	(1,253)	(1,163)
	2,389	2,976	(1,405)

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These valuation techniques maximise the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is categorised as Level 2. All of the financial instruments detailed above are categorised as Level 2.

30                                 Related party transactions

Trusts and other entities controlled by six lineal descendants of Mr. Malcolm Glazer collectively own 7.51% of our issued and outstanding Class A ordinary shares and all of our issued and outstanding Class B ordinary shares, representing 97.10% of the voting power of our outstanding capital stock.

Manchester United plc

Notes to the interim consolidated financial statements — unaudited (continued)

31                         Subsidiaries

The following companies are the subsidiary undertakings of the Company as of 30 September 2017:

Subsidiaries	Principal activity	Description of share classes owned

Red Football Finance Limited*	Finance company	100% Ordinary

Red Football Holdings Limited*	Holding company	100% Ordinary

Red Football Shareholder Limited	Holding company	100% Ordinary

Red Football Joint Venture Limited	Holding company	100% Ordinary

Red Football Limited	Holding company	100% Ordinary

Red Football Junior Limited	Holding company	100% Ordinary

Manchester United Limited	Commercial company	100% Ordinary

Alderley Urban Investments Limited	Property investment	100% Ordinary

Manchester United Commercial Enterprises (Ireland) Limited	Dormant company	100% Ordinary

Manchester United Football Club Limited	Professional football club	100% Ordinary

Manchester United Interactive Limited	Dormant company	100% Ordinary

MU 099 Limited	Dormant company	100% Ordinary

MU Commercial Holdings Limited	Holding company	100% Ordinary

MU Commercial Holdings Junior Limited	Holding company	100% Ordinary

MU Finance plc	Debt-holding company	100% Ordinary

MU RAML Limited	Retail and licensing company	100% Ordinary

MUTV Limited	Media company	100% Ordinary

* Direct investment of Manchester United plc, others are held by subsidiary undertakings.

All of the above are incorporated and operate in England and Wales, with the exception of Red Football Finance Limited which is incorporated and operates in the Cayman Islands and Manchester United Commercial Enterprises (Ireland) Limited which was incorporated and operates in Ireland.